PROVINCE OF MANITOBA

     This description of Province of Manitoba is dated as of October 23, 2008 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2008.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2008. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from the Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada.

The fiscal year of Manitoba ends March 31. “Fiscal 2008” and “2007-2008” refer to the fiscal year ended March 31, 2008 and, unless otherwise indicated, “2007” means the calendar year ended December 31, 2007. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 22, 2008, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.2499.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

						Compound
						Annual
	Year Ended December 31,					Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product	$37,352	$39,590	$41,320	$44,710	$48,298	6.6%
Change in Real Gross Domestic Product
Manitoba	0.8%	2.4%	2.6%	3.3%	3.3%	—
Canada	1.9	3.1	2.9	3.1	2.7	—
Manufacturing Shipments	$12,682	$13,262	$13,702	$14,854	$16,111	6.2
Farm Cash Receipts	3,606	3,876	3,788	3,683	4,313	4.6
Capital Investment	6,163	6,699	6,836	7,837	9,152	10.4
Personal Income	30,990	32,562	33,635	35,199	37,709	5.0
Population at July 1 (in thousands)	1,164	1,174	1,178	1,184	1,194	0.6
Average Unemployment Rate	5.0%	5.3%	4.8%	4.3%	4.4%	—
Change in Consumer Price Index (Manitoba)	1.8	2.0	2.7	2.0	2.0	—
Average Exchange Rate (C$ per U.S.$)	1.4015	1.3015	1.2116	1.1341	1.0748	—

Revenue and Expenses of the Government Reporting Entity (1)

	Year Ended March 31,
	2004	2005	2006	2007	2008
	($ millions)

Total Revenue	8,491	10,140	10,725	11,385	12,437
Total Expenses	(9,070)	(9,578)	(10,331)	(10,900)	(11,861)

Summary Net Income (Loss)	(579)	562	394	485	576

(1) See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)

Consisting of
Net Direct Funded Borrowings	$14,787	$15,496	$15,621	$15,891	$18,003
Net Provincial Guaranteed Borrowings	892	652	491	676	352

	$15,679	$16,148	$16,112	$16,567	$18,355

Issued for
General Government Programs (1)	$6,867	$6,958	$7,047	$7,314	$8,966
Self-Sustaining Purposes	8,335	8,694	8,563	8,720	8,891
Loans Payable to the Government of Canada and Government Business Enterprises (2)	477	496	502	533	498

	$15,679	$16,148	$16,112	$16,567	$18,355

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	18.4%	17.6%	17.1%	16.4%	18.6%

(1) Total borrowings issued for Government General Programs includes borrowings for Capital Assets and Teacher’s retirement allowance fund.

(2) Canadian generally accepted accounting principles (“GAAP”) for senior Governments as recommended by the Canadian Institute of Chartered Accountants require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)

Total Financial Assets (1)	$6,060	$6,905	$7,439	$8,836	$10,483

Liabilities:
Borrowings (2)	11,452	11,512	11,645	12,378	13,437
Accounts Payable, accrued charges, provisions and unearned revenue (3)	2,207	2,302	2,347	2,733	2,783
Pension Liability	3,571	3,761	3,967	4,190	4,451

Total Liabilities	17,230	17,575	17,959	19,301	20,671

Summary Net Debt	$11,170	$10,670	$10,520	$10,465	$10,188

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	29.9%	26.9%	25.5%	23.4%	21.1%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(3) Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2008 was 1,207,959 of whom approximately 714,770 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.

The second largest city in the Province is Brandon, with a population of approximately 40,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.

Constitutional Framework

Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.

Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of five years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on May 22, 2007, the New Democratic Party was elected to a majority of seats.

The following table sets forth the results of the three most recent elections of the Province.

	1999	2003	2007

New Democrat	32	35	36
Progressive Conservative	24	20	19
Liberal	1	2	2

Total	57	57	57

ECONOMY

General

Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; transportation and storage; retail trade; wholesale trade; construction: agriculture; information and culture; and utilities. The largest components of manufacturing are food processing; primary metals; transportation equipment; machinery; fabricated metals; chemicals; plastics and rubber; wood products; printing; and paper. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.

The following table sets forth growth rates in 2007 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2007.

	Manitoba	Canada

Housing Starts	14.1%	0.4%
Retail Sales	8.8	5.8
Manufacturing Sales	8.5	0.0
Gross Domestic Product	8.0	5.9
Real Gross Domestic Product	3.3	2.7
Capital Investment	16.8	5.6
Foreign Merchandise Exports	13.7	2.1
Farm Cash Receipts	17.1	9.6
Value of Mineral Production	18.4	19.0
Consumer Price Index	2.0	2.2
Employment	1.6	2.3
Average Unemployment Rate	4.4	6.0

Year-to-date data for 2008 indicate that farm cash receipts, retail sales, foreign exports, utilities and employment are increasing. Manufacturing sales, housing starts and mineral production are decreasing. According to the February 2008 Statistics Canada survey of investment intentions, capital investment were expected to increase by 18.8% to $10.9 billion, with public investment increases of 10.6% and private investment increases of 22.4% in 2008.

The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2003 through 2007. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product (1)
Manitoba	$37,352	$39,590	$41,320	$44,710	$48,298	6.6%
Canada	1,213,175	1,290,906	1,372,626	1,450,490	1,535,646	6.1
Real Gross Domestic Product
Manitoba (2)	$36,804	$37,691	$38,679	$39,954	$41,271	2.9
Change	0.8%	2.4%	2.6%	3.3%	3.3%	—
Canada (2)	$1,174,592	$1,211,239	$1,246,064	$1,284,819	$1,319,681	3.0
Change	1.9%	3.1%	2.9%	3.1%	2.7%	—
Personal Income	$30,990	$32,562	$33,635	$35,199	$37,709	5.0
Personal Income Per Capita (in Dollars)	26,624	27,736	28,553	29,729	31,582	4.4
Retail Sales	10,953	11,692	12,381	12,870	14,008	6.3
Capital Investment	6,163	6,699	6,836	7,837	9,152	10.4
Housing Starts (Units)	4,206	4,440	4,731	5,028	5,738	8.1
Change in Consumer Price Index
Manitoba	1.8%	2.0%	2.7%	2.0%	2.0%	—
Canada	2.8%	1.8%	2.2%	2.0%	2.2%	—
Population (July 1) (in thousands)
Manitoba	1,164	1,174	1,178	1,184	1,194	0.6
Canada	31,640	31,941	32,245	32,576	32,927	1.0
Employment (in thousands)	570.3	576.6	580.3	587.0	596.5	1.1
Average Unemployment Rate	5.0%	5.3%	4.8%	4.3%	4.4%	—
Average exchange rate (C$ per U.S.$)	$1.4015	$1.3015	$1.2116	$1.1341	$1.0748	—

(1) At market prices.

(2) Expressed in 2002 chained dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a diversified economy. In 2007, goods producing industries accounted for 27.9% of real gross domestic product at basic prices. Manufacturing accounted for 12.4% of real gross domestic product at basic prices, construction for 5.1% and agriculture for 4.3%. The commercial service sector accounted for 52.0% of real gross domestic product at basic prices, and the non-commercial service sector for 20.2%.

The following table sets forth the Real Gross Domestic Product by industry at basic prices and the compound annual growth rates for the calendar years 2003 through 2007.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of 2002 chained dollars)

Goods Producing Industries
Manufacturing	$4,260	$4,426	$4,563	$4,557	$4,701	2.5%
Construction	1,337	1,360	1,468	1,686	1,913	9.4
Agriculture	1,739	1,588	1,328	1,689	1,642	−1.4
Utilities	1,142	1,261	1,496	1,414	1,398	5.2
Mining	609	608	654	773	784	6.5
Forestry, Fishing and Trapping	111	107	103	94	90	−5.1

Total Goods Producing Industries	9,198	9,350	9,611	10,212	10,529	3.4

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	3,478	3,562	3,678	3,810	3,968	3.4
Owner-Occupied Dwellings (2)	2,871	2,911	3,007	3,078	3,156	2.4
Transportation and Storage	2,295	2,366	2,437	2,496	2,598	3.1
Retail Trade	2,121	2,223	2,310	2,398	2,585	5.1
Wholesale Trade	1,909	1,933	2,019	2,061	2,164	3.2
Information and Culture	1,419	1,476	1,520	1,554	1,579	2.7
Professional and Scientific	896	912	923	897	934	1.0
Accommodation, Food and Beverage	763	785	811	834	838	2.4
Business Services	602	630	666	701	724	4.7
Other Services	1,008	1,014	1,030	1,052	1,095	2.1

Total Commercial Services Industries	17,362	17,812	18,400	18,881	19,641	3.1

Non-commercial Services
Health and Welfare	2,852	2,925	2,978	3,024	3,102	2.1
Education	1,792	1,882	1,884	1,908	1,953	2.2
Federal Administration	1,175	1,186	1,190	1,205	1,200	0.5
Provincial Administration	823	854	849	845	862	1.2
Municipal Administration	491	496	498	502	513	1.1

Total Non-commercial Services Industries	7,134	7,344	7,399	7,484	7,631	1.7

Total Service Producing Industries	24,496	25,155	25,799	26,365	27,254	2.7

Real Gross Domestic Product at Basic Prices (3)	$33,694	$34,505	$35,410	$36,577	$37,783	2.9

(1) Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 2002 dollars.

(2) Imputed rent value of Owner-Occupied Dwellings.

(3) Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing.  Manufacturing is the largest sector of the Manitoba economy and is well diversified, producing a wide range of consumer and industrial goods. In 2007. manufacturing accounted for 12.4% of Manitoba’s real GDP and 11.8% of employment

The largest industry, food, accounts for 22.3% of total sales, and produces a broad range of products. The next largest industries are: primary metals, primarily smelted nickel, copper and zinc (19.0% of sales); transportation equipment, primarily buses and aerospace equipment (13.9% of sales); machinery, mainly agricultural implements (6.9% of sales) and fabricated metals, primarily architectural and structural products (5.3% of sales). The remaining industries range in size from 5.1% to 3.3% of sales.

In 2007, manufacturing sales increased 8.5% due primarily to higher sales in primary metals, transportation equipment and other durables. Manufacturing sales declined in the other non-durables, wood and plastics and rubber industries.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal Manitoba manufacturing industries for the calendar years 2003 through 2007.

GROSS VALUE OF MANUFACTURING SALES

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)

Non-durables
Food	$2,885.3	$3,367.1	$3,364.7	$3,519.7	$3,588.4	5.6%
Chemicals	792.0	852.7	830.0	764.4	819.9	0.9
Plastics and Rubber	540.2	562.1	604.6	671.4	642.9	4.4
Printing	559.0	519.2	474.2	529.9	540.1	−0.9
Paper Products	503.0	518.3	514.7	529.8	536.8	1.6
Other Non-durables	765.3	681.5	618.7	547.3	484.2	−10.8

Durables
Primary Metals	n.a.	1,365.2	1,565.9	2,438.2	3,053.1	n.a.
Transportation Equipment	1,957.8	1,658.6	1,756.7	1,927.8	2,243.1	3.5
Machinery	851.7	933.2	973.4	1,052.1	1,106.7	6.8
Fabricated Metals	599.7	669.5	761.2	789.3	852.6	9.2
Wood Products	667.5	748.2	756.7	659.4	617.2	−1.9
Other Durables (1)	2,560.5	1,386.1	1,481.5	1,424.9	1,626.2	n.a.

Total	$12,681.9	$13,261.8	$13,702.3	$14,854.2	$16,111.3	6.2

(1) In 2003, other durables includes primary metals.

Source: Statistics Canada.

In the first eight months of 2008, the value of manufacturing sales decreased 0.7% compared to the first eight months of 2007. There was a 19.2% decrease in paper products; a 15.0% decrease in primary metals and a 5.5% decrease in transportation equipment. Principal increases include a 30.1% increase in chemicals, a 18.1% increase in machinery, and a 10.4% increase in fabricated metals. Overall, six of twelve categories of manufacturing sales reported increases.

Agriculture.  Farm cash receipts are divided between crops and livestock and are well diversified within these major sectors of production.

In 2007, farm cash receipts increased 17.1%. Crop receipts increased 69.9% due to higher receipts from all crops reflecting higher commodity prices. Livestock receipts decreased 3.2% as a result of a decrease of 8.8% in cattle and calves receipts and a 3.4% decrease in hog receipts. Direct payments decreased 34.1%.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2003 through 2007.

FARM CASH RECEIPTS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)

Crops
Oilseeds	$626.6	$669.2	$391.9	$424.3	$847.4	7.8%
Wheat	457.8	556.6	394.2	364.7	634.2	8.5
Vegetables	206.1	220.8	229.4	223.9	264.0	6.4
Other Grains	165.9	154.4	111.4	141.4	254.0	11.2
Specialty and Forage	223.8	173.9	92.4	133.2	202.2	−2.5
Other (1)	20.0	29.7	64.9	0.3	−14.1	n.a.

Total Crops	1,700.1	1,804.6	1,284.1	1,287.9	2,187.7	6.5

Livestock
Hogs	800.6	931.7	956.2	828.6	800.3	0.0
Cattle and Calves	340.7	275.6	442.1	536.4	489.1	9.5
Dairy	174.4	178.8	184.0	188.8	203.1	3.9
Poultry and Eggs	154.4	154.3	147.8	150.5	157.9	0.6
Other Livestock	127.5	101.2	74.8	64.5	62.1	−16.5

Total Livestock	1,597.7	1,641.5	1,804.9	1,768.7	1,712.6	1.8

Direct Payments	308.1	430.3	698.7	626.1	412.6	7.6

Total	$3,605.9	$3,876.4	$3,787.8	$3,682.7	$4,312.9	4.6

Net Cash Income (2)	$538.1	$737.4	$733.4	$416.8	$723.4	7.7

(1) Includes other crops, and, as a negative amount, deferred payments on all crops.

(2) Represents farm cash receipts less operating expenses.

Source: Statistics Canada.

The sector benefits from a number of supports designed to stabilize farm incomes and offset specific adverse conditions affecting products. Payments under these programs are reflected as Direct Payments on the table above.

On May 20, 2003, the Canadian Food Inspection Agency (“CFIA”) announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy (“BSE”) had been found in a single beef cow in the Province of Alberta. The inspection system prevented the meat from entering the food chain. More than 2,700 animals were destroyed and tested as part of the CFIA’s investigation, which is now concluded. All test results for BSE were negative and the investigation did not identify any additional cases.

On May 20, 2003, the United States Department of Agriculture (“USDA”) placed Canada under its BSE restriction guidelines and announced that it would not accept any live ruminants (cattle, sheep and certain other hoofed animals) or ruminant products from Canada pending further investigation. Several other countries also imposed import restrictions. On August 8, 2003, the USDA announced that it would begin to accept applications for import permits for certain boneless ruminant products, including boneless bovine meat from cattle under 30 months of age. Several other countries followed the U.S. lead and resumed the import of certain Canadian beef products.

The closure of the Canada-U.S. border to Canadian ruminants and ruminant products adversely impacted the Canadian ruminant industry. The Canadian Government and certain provincial governments, including the Government of Manitoba, implemented various programs to provide support to the industry.

In July 2005, the border was reopened for cattle under 30 months of age. On September 14, 2007 the USDA announced that effective November 19, 2007, the U.S. border would be open to older cattle. The new U.S. rules allow for the import into the United States of any live cattle born on or after March 1, 1999.

In the first six months of 2008, farm cash receipts increased 11.8% from the same period in 2007. Crop cash receipts increased 34.3%, due to higher production volumes associated with the 2007 growing year and higher prices, with the increases occurring across all the major crop categories. Livestock cash receipts decreased 11.2% with hog receipts declining 26.4% and cattle and calves receipts declining 0.5%. Direct Payments increased $6.4 million or 2.8%.

In 2008, crop production volumes are expected to increase from 2007 levels, as a result of increased planted acreage, particularly for wheat and oilseeds, leading to higher production values. The value of livestock production in Manitoba is expected to continue to decrease.

Minerals.  The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include cobalt, silver, tantalum and platinum. Industrial minerals produced consist principally of sand and gravel, stone, peat moss and lime.

The two companies with the largest mining operations in Manitoba, accounting for approximately 73% of all mineral production, are Vale Inco Limited, which produces mainly nickel, copper and cobalt, and Hudbay Minerals Inc., which produces mainly copper and zinc.

In 2007, the gross value of mineral production in Manitoba increased 18.4% to $3,096 million. The value of metal production increased 19.7% in 2007 as a result of higher prices for nickel, copper and gold. Nickel accounted for 44% of the gross value of mineral production in 2007. The value of zinc and copper production increased as a result of higher production volumes and higher prices. The value of petroleum production increased 14.4%, reflecting higher prices and increased production volume, while the value of industrial mineral production increased 13.9%.

The following table sets forth the gross value of mineral production and the compound annual growth rates for the calendar years 2003 through 2007.

GROSS VALUE OF MINERAL PRODUCTION

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)

Metals
Nickel	$523.0	$673.1	$670.7	$1,011.9	$1,357.9	26.9%
Copper	69.5	147.1	158.0	417.2	436.0	58.3
Zinc	97.3	136.4	175.1	382.0	377.1	40.3
Gold	63.1	76.0	50.4	76.8	88.7	8.9
Other Metals	44.3	72.4	77.0	83.8	100.2	22.6

Total Metals	797.1	1,105.1	1,131.2	1,971.7	2,359.8	31.2
Petroleum	157.4	195.7	327.1	527.3	603.0	39.9
Industrial Minerals	95.0	105.2	118.1	117.3	133.6	8.9

Total	$1,049.5	$1,406.0	$1,576.3	$2,616.3	$3,096.5	31.1

Sources: Statistics Canada and Manitoba Department of Science, Technology, Energy and Mines.

Overall mining values are expected to decrease in 2008. Lower prices for metals, combined with production volumes near 2007 levels are expected to decrease the overall value of production in the province.

In 2005, gold production fell due to the closure of the New Britannia mine in Snow Lake. San Gold Corporation began gold production at their Rice Lake mine near Bissett in August, 2006. Crowflight Minerals has developed a nickel deposit at Bucko Lake near Thompson. The company began production in October, 2008.

Services.  The service sector comprises a wide range of activities including transportation, finance, trade, tourism and personal services. From 2003 through 2007, commercial service industries accounted for 48.9% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 27.1%.

Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because the Winnipeg international airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services. The Winnipeg Airport Authority has commenced a major redevelopment plan including new facilities such as, a new air terminal building complex, parking structure and related support infrastructure.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. The Winnipeg Commodity Exchange is the only commodity exchange, and the second largest futures exchange, in Canada. Seven grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Canada’s largest mutual fund company, Investors Group, and one of Canada’s largest life insurance companies, Great-West Life.

Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. Winnipeg is the headquarters for Canwest Global Communications Corp., one of the largest media companies in Canada.

Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2007, retail sales in Manitoba increased 8.8% to $14.0 billion. In the first eight months of 2008, retail sales increased 8.7% compared to the same period of 2007.

The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba has an excellent resource base for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2007, total exports of Manitoba goods and services to foreign markets and other provinces increased 7.9% to $28.4 billion. Total imports increased 7.4% to $30.1 billion. The trade deficit was $1.7 billion. Total exports were equal to 58.8% of GDP while total imports were equal to 62.3%.

The following table sets forth categories of Selected Trade indicators for the calendar years 2003 through 2007.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In millions of dollars unless otherwise indicated)

Exports of Goods and Services
International	$11,386	$11,278	$11,862	$12,566	$13,796
Interprovincial	11,031	12,337	12,672	13,751	14,612

Total Exports of Goods and Services	22,417	23,615	24,534	26,317	28,408
Ratio of total exports to Nominal Gross Domestic Product	60.0%	59.6%	59.4%	58.9%	58.8%

Imports of Goods and Services
International	11,100	11,299	11,459	12,264	13,373
Interprovincial	13,504	14,292	15,008	15,734	16,707

Total Imports of Goods and Services	24,604	25,591	26,467	27,998	30,080
Ratio of total imports to Nominal Gross Domestic Product	65.9%	64.6%	64.1%	62.6%	62.3%

Trade Balance	$(1,029)	$(2,187)	$(1,976)	$(1,933)	$(1,681)

Source: Statistics Canada and the Manitoba Bureau of Statistics.

Goods exports accounted for 88.7% of all international exports in 2007 (86.7% in 2006), while services exports accounted for 11.3% in 2007 (13.3% in 2006).

Goods exports accounted for 51.3% of all interprovincial exports in 2007 (51.0% in 2006), while services accounted for 48.7% in 2007 (49.0% in 2006).

Goods imports accounted for 86.9% of all international imports in 2007 (86.2% in 2006), while services accounted for 13.1% in 2007 (13.8% in 2006).

Goods imports accounted for 57.0% of all interprovincial imports in 2007 (57.3% in 2006), while services imports accounted for 43.0% in 2007 (42.7% in 2006).

Foreign Merchandise Exports

In 2007, foreign merchandise exports amounted to $11.6 billion, an increase of 13.7% from 2006, and were equal to 24.0% of GDP at market prices. In 2007, of the total foreign merchandise exports, 71.8% were to the United States, 16.5% to Asia, 3.8% to Europe and 1.5% to Mexico.

Over the five years 2003 to 2007, exports to the United States increased by 19.0% (representing a compound annual growth rate of 4.5%) and exports to all other countries increased by 47.7% (representing a compound annual growth rate of 10.2%).

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2003 through 2007.

FOREIGN EXPORTS BY COMMODITY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)

Manufacturing
Primary Metals (2)	$870.2	$963.0	$920.2	$1,622.1	$2,459.5	29.7%
Food	1,085.7	1,195.4	1,083.5	1,056.9	1,226.8	3.1
Transportation Equipment	878.4	931.3	1,007.2	1,072.1	1,141.4	6.8
Machinery	620.8	728.3	777.1	746.2	779.1	5.8
Chemicals	459.7	457.8	459.9	955.2	704.1	11.2
Wood Products	553.0	638.4	623.0	502.5	434.2	−5.9
Paper and Allied	298.6	300.5	294.2	268.1	246.1	−4.7
Electrical and Electronic	187.9	192.4	238.0	220.0	239.8	6.3
Plastics	229.1	233.9	242.3	248.4	234.5	0.6
Fabricated Metal	116.2	130.8	163.1	156.9	206.6	15.5
Printing and Publishing	182.7	183.9	189.4	186.7	150.4	−4.7
Clothing and Textiles	122.4	99.0	74.8	65.6	58.6	−16.8
Furniture and Fixtures	125.2	111.1	94.9	76.2	58.0	−17.5
Other	328.9	332.6	246.4	239.1	246.8	−6.9

Total Manufacturing	6,058.6	6,498.3	6,414.1	7,416.0	8,185.9	7.8

Agriculture
Oilseeds	694.0	601.9	461.0	376.2	560.6	−5.2
Wheat	621.8	676.7	407.8	397.4	532.6	−3.8
Hogs	276.4	352.2	418.2	374.5	405.9	10.1
Cattle	106.7	0.0	119.1	183.2	280.0	27.3
Vegetables	161.5	143.3	147.5	121.1	141.7	−3.2
Other Grains	176.2	144.8	121.7	104.9	138.1	−5.9
Other Agriculture	35.5	40.4	44.8	37.4	54.9	11.5

Total Agriculture	2,072.1	1,959.4	1,720.0	1,594.7	2,113.8	0.5

Electricity	263.7	379.7	572.1	637.9	543.5	19.8
Other Primary	31.4	136.7	130.4	133.7	364.8	n.a.
Oil Trans Shipment	488.6	0.0	0.0	0.0	0.0	n.a.
Other	279.7	322.7	376.2	402.8	369.2	7.2

Total	$9,194.2	$9,296.9	$9,212.7	$10,185.2	$11,577.2	5.9

(1) Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports. The above data for 2003 includes an item that does not truly reflect foreign exports of Manitoba products. Oil Trans Shipment represents crude oil production that originated in Alberta and Saskatchewan and was shipped through the Province. In the years from 2004 to 2007, Statistics Canada has made adjustments to eliminate Oil Trans Shipments from Manitoba exports.

(2) Exports of primary metals include smelted and/or refined nickel, copper and zinc. Substantial increases in the price of these products over 2006 and 2007 largely accounts for the increase in the export value of primary metals.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2008 were up 4.8% compared to the first eight months of 2007. On a year-to-date basis, exports to the United States have increased by 3.8% while exports to other countries have increased by 7.3%.

Capital Investment

In 2007, capital investment increased 16.8%. The largest percentage increases in capital investment occurred in: public administration; utilities; real estate; transportation and storage; finance and insurance; and construction. The decreases in capital investment occurred in health care and social services; information and culture; wholesale trade; retail trade; education; other capital (primarily accommodation, food services, arts, entertainment and recreation); and agriculture. The Statistics Canada survey of investment intentions published in February 2008 indicated that capital investment in 2008 was expected to increase by 18.8%. Private capital investment was expected to increase 22.4% and public investment to increase 10.6%. The largest increases were expected to occur in transportation and storage; utilities; wholesale trade; other services (primarily accommodation, food services, arts, entertainment and recreation); construction; and retail trade. The decreases were expected to occur in manufacturing; finance and insurance; and agriculture.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2003 through 2007.

CAPITAL INVESTMENT

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)

Housing	$1,256.8	$1,517.6	$1,635.3	$1,795.5	$1,995.7	12.3%
Public Administration	619.2	647.6	666.8	912.7	1,368.4	21.9
Utilities	475.2	574.1	687.0	708.6	997.7	20.4
Transportation and Storage	401.2	375.5	346.8	550.3	697.0	14.8
Finance and Insurance	407.5	518.3	509.0	546.3	689.8	14.1
Manufacturing	461.4	449.1	381.6	491.8	550.7	4.5
Minerals	285.4	250.9	323.3	486.8	543.3	17.5
Real Estate	293.6	239.4	296.3	315.7	418.6	9.3
Agriculture	414.4	381.2	341.0	364.9	364.4	−3.2
Information and Culture	299.1	298.2	334.3	326.3	260.7	−3.4
Construction	149.9	167.8	173.3	214.8	260.3	14.8
Retail Trade	269.2	306.4	215.9	259.8	238.4	−3.0
Education	155.4	163.9	183.6	196.0	183.5	4.2
Health Care and Social Services	213.3	203.8	259.9	241.4	173.9	−5.0
Wholesale Trade	165.5	167.9	152.8	180.2	161.6	−0.6
Professional and Scientific	89.7	109.6	118.9	65.6	68.6	−6.5
Other	206.0	327.6	210.3	180.6	179.7	−3.4

Total	$6,162.8	$6,698.9	$6,836.1	$7,837.3	$9,152.3	10.4

Private	$4,720.7	$5,082.0	$5,091.4	$5,810.5	$6,365.2	7.8
Public	1,442.1	1,616.9	1,744.8	2,026.7	2,787.1	17.9

Source: Statistics Canada.

Labor Force

In 2007, employment increased by 1.6% with growth occurring in construction; professional, scientific and technical services; public administration; manufacturing; education; finance, insurance and real estate; information, culture and recreation; accommodation and food services; and health care. Declines were recorded in business and administrative services; utilities; agriculture; other services; transportation and storage; wholesale and retail trade; and, forestry, fishing and mining. In 2007, the average unemployment rate in Manitoba was 4.4%, the fourth lowest of any province in Canada and significantly lower than Canada’s rate of 6.0%.

The following table sets forth selected labor force statistics for Manitoba and Canada for the calendar years 2003 through 2007.

LABOR FORCE

	Annual Averages
	2003	2004	2005	2006	2007
	(In thousands unless otherwise indicated)

Labor Force	600.3	608.9	609.4	613.5	623.9
Employment	570.3	576.6	580.3	587.0	596.5
Participation Rate (%)	68.7	69.1	68.6	68.8	69.4
Participation Rate (Canada) (%)	67.5	67.5	67.2	67.2	67.6
Unemployment Rate (%)	5.0	5.3	4.8	4.3	4.4
Unemployment Rate (Canada) (%)	7.6	7.2	6.8	6.3	6.0

Source: Statistics Canada.

In the first nine months of 2008, seasonally adjusted employment in Manitoba increased 1.9% compared to the same period for 2007, reaching 606,000. Employment increases were recorded in utilities; construction; finance, insurance and real estate; professional and administrative services; accommodation and other services; transportation and storage; forestry. fishing and mining; and wholesale and retail trade. There was no change in employment in education and health services. Declines were recorded in public administration; information, culture and recreation; agriculture; and manufacturing.

In the first nine months of 2008, the seasonally adjusted unemployment rate in Manitoba averaged 4.1%, down from 4.5% in the same period in 2007. In the first nine months of 2008, the seasonally adjusted unemployment rate in Canada averaged 6.0%. Manitoba’s seasonally adjusted labor force participation rate over the first nine months of 2008 averaged 69.6%, up from 69.4% in the same period of 2007.

Energy

Refined petroleum and natural gas provided 40.6% and 30.4%, respectively, of the Province’s total energy needs in 2006, while 26.9% was provided by hydro-electric energy generated in the province. For more information on hydro-electric energy generated in the province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.

The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown organizations and Government Business Enterprises (i.e., entities whose principal activity is carrying on a business, such as The Manitoba Hydro-Electric Board (“Manitoba Hydro”), Manitoba Public Insurance Corporation, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Business Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be controlled by the Government. Control, as defined by the Canadian Institute of Chartered Accountants (“CICA”) Public Sector Accounting Standards Board, is the power to govern the financial and operating policies of another organization with the expected benefits or the risk of loss to the Government from the other organization’s activities.

Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax and the levy for health and education. Where the fiscal year-end dates of Crown organizations are not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, their financial results are updated to March 31.

Government Business Enterprises, whose principal activity is carrying on a business, maintain their accounts in accordance with accounting principles which are generally accepted for business enterprises and which are considered appropriate to their individual objectives and circumstances. They derive the majority of their revenue from sources outside the Government Reporting Entity. They are reported in the Summary Financial Statements using the modified equity method of accounting without adjusting their accounting policies to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Business Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Summary Statement of Financial Position and by presenting the net income as a separate item on the Province’s Summary Statement of Revenue and Expense. The financial results of business enterprises are not updated to March 31 where their fiscal year-end is not the same as that of the Government Reporting Entity except when transactions which would significantly affect the Summary Financial Statement occur during the intervening period. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.

As of fiscal year 2005, all health care facilities were included in the Summary Financial Statements. Prior years’ revenue and expenses have been restated on this basis. As of fiscal year 2008, all public school divisions were also included in the Summary Financial Statements. Fiscal year 2007 results have been restated to reflect this.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account, on a combined basis. These Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2008, the Fiscal Stabilization Account had $818 million in liquid assets.

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined before June 15 each year for current year entitlements that have been authorized by March 31, that can be reasonably estimated and for which any eligibility criteria have been met. The Province’s share of individual and corporation income tax pursuant to the Federal-Provincial Tax Collection Agreements, is recorded on a cash basis for cash receipts received up to March 31 plus an accrual of prior period adjustments determined before June 15 each year.

b)	Other Revenue — all other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable. Recoveries of the debt servicing costs on self-supporting debt of government business enterprises are recorded as a reduction of debt servicing expense.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

The Summary Financial Statements have been prepared in accordance with GAAP for senior Governments as recommended by the CICA.

The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE
OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)

Revenue
Income taxes:
Corporation income tax	$289	$402	$373	$311	$367
Individual income tax	1,720	1,842	1,949	2,130	2,285

Other taxes
Retail sales tax	1,064	1,125	1,198	1,277	1,391
Fuel taxes	233	235	236	241	248
Levy for health and education	268	287	303	318	341
Mining Tax	22	41	39	96	100
Education property tax				643	646
Other taxes	480	531	509	554	562
Fees and other revenue	1,710	1,842	2,057	1,493	1,619

Federal transfers:
Equalization	1,414	1,699	1,601	1,709	1,826
Canada Health and Canada Social Transfers	917	1,006	1,157	1,198	1,210
Shared cost and other	385	451	345	413	561
Net income from Government business enterprises	(11)	679	958	627	946
Sinking funds and other investments earnings (2)				375	335

Total Revenue	8,491	10,140	10,725	11,385	12,437

Expenses
Health and Healthy Living	3,408	3,560	3,809	3,956	4,224
Education	2,168	2,309	2,291	2,948	3,218
Family Services and Housing	961	1,020	1,075	1,142	1,224
Community, Economic and Resource Development	979	1,169	1,526	1,280	1,406
Justice and Other Government	755	755	820	829	974
Debt Servicing	799	765	810	745	815

Total Expenses	9,070	9,578	10,331	10,900	11,861

Net Income for the year	$(579)	$562	$394	$485	$576

(1) 2007 amounts are restated to conform with the 2008 presentation. As of 2008, all public school divisions are included in the Summary Financial Statements, and 2007 results have been restated to reflect this.

(2) For periods prior to 2007, sinking funds and other investment earnings were included in Fees and other revenue.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In 2004, the Government of Manitoba announced its plan to implement Summary Budgeting and Reporting on a full generally accepted accounting principles (GAAP) basis for the fiscal year ending March 31, 2008. Budget 2008 was the first budget to provide the financial overview of the Government Reporting Entity, which included Core Government and Crown Organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges.

The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) was replaced with The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (the “New Balanced Budget Act”) effective March 31, 2008. Under the previous Act, the government was required to achieve a positive balance each fiscal year and make a minimum contribution to the Debt Retirement Account. The balance was calculated by subtracting Core Government operating expenditures from Core Government revenue, and making adjustments for payments to the Debt Retirement Account and transfers from the Fiscal Stabilization Account.

Under the New Balanced Budget Act, each year the government is required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the government reporting entity for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the government reporting entity for those years.

Transfers to and from the Debt Retirement Account and the Fiscal Stabilization Account will no longer affect the calculation of balance.

Adjustments are permitted in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

If a deficit not allowed under the New Balanced Budget Act is incurred, the salaries of all members of the Executive Council would be reduced. These provisions do not apply in the fiscal year during which an election results in a change in the party forming the Government.

The New Balanced Budget Act still requires minimum, annual payments to the Debt Retirement Account, which currently are at a level of $110 million per year, for the purpose of retiring the net general-purpose debt and pension liability of the Province. The New Balanced Budget Act also still limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes may be increased. In the fiscal year ended March 31, 2008, these four taxes accounted for 83% of own source revenue and 46% of total revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.

Under the New Balanced Budget Act, the government is required to release a summary budget for the government reporting entity by April 30 of each year, except in unusual circumstances or if at any time in March or April the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The government’s objectives for measurable outcomes for the fiscal year and future years; and

•	A summary of the government’s projected revenue and expenditures as set out in the main estimates.

After the end of the fiscal year, the minister must release a report that compares the results for the year with the objectives for the year.

Budget 2008 included Financial Management Strategy, setting out the Government’s priorities for fiscal management as follows:

Financial Management Priority	Measurable Outcomes

Transparency, Accountability and Fiscal Discipline	• Summary Budgeting and Financial Reporting
• Balancing Summary Net Income
• Maintaining accountability for Core Government program expenditure and revenue

Stable and Affordable Government	• Credit Ratings
• Expenditures as a percentage of Gross Domestic Product (GDP)
• Addressing the unfunded pension liability

Managing Debt	• Net Debt to GDP ratio
• Debt retirements

Infrastructure and Capital Asset Renewal	• Capital improvements

Performance Reporting	• Implementing key elements of an overall performance reporting framework

These priorities will be reported on at the time the Public Accounts for the year are released.

The following table sets forth the compliance test under the Balanced Budget Act for fiscal years 2006 through 2008:

BALANCED BUDGET ACT COMPLIANCE

	Year Ending March 31,
	2006	2007	2008
	(In millions of dollars)

Total Revenue before Transfer from Fiscal Stabilization	$8,425	$8,948	$9,631
Account and Extraordinary Item
Total Expenses Before Transfer to Debt Retirement Account	8,284	8,728	9,393

Core Government Surplus (Deficit) Before Transfers	141	220	238
Transfer from Fiscal Stabilization Account	—	—	—
Transfer to Debt Retirement Account	(110)	(110)	(110)

Core Government Surplus (Deficit)	31	110	128

Budgetary Surplus for Balanced Budget Legislation purposes	$31	$110	$128

The following table sets forth the compliance test under the New Balanced Budget Act for fiscal 2009:

NEW BALANCED BUDGET ACT COMPLIANCE
Effective March 31, 2008 for Budget 2009

				Budget
	Year Ending March 31,			Estimate
	2006	2007	2008	2009
	(In millions of dollars)

Total Revenue for the Government Reporting Entity	$10,725	$11,385	$12,437	$12,323
Total Expenses for the Government Reporting Entity	10,331	10,900	11,861	12,227

Summary Government Budgetary Surplus (Deficit) for New Balanced Budget Legislation purposes	$394	$485	$576	$96

The following table sets forth the budgeted financing requirement for the Government Reporting Entity for fiscal year 2009:

BUDGETED FINANCING REQUIREMENT

Refinancing:
General Government Programs	$785
Manitoba Hydro	607
Capital Investments General Assets	97
Other Self-Sustaining Programs	2

New Cash Requirements
General Government Capital Investments	335
Civil Service Superannuation Plan	250
Manitoba Hydro	600
For Other Self-Sustaining Programs	107

Total Provincial Financing Requirement	$2,783

In the fiscal year 2008, total summary revenue was $12,437 million or $628 million higher than the budget estimate of $11,809 million, due to an increase of $260 million in the net income from Government Business Entities’ (GBE) from budget primarily due to significantly better than budgeted results achieved by Manitoba Hydro because of higher water conditions; increased income taxes of $214 million primarily resulting from a strong provincial economy; and increases in fees and other revenue of $404 million resulting from a re-categorization of revenue previously netted against expenses.

Summary expenses for the year ended March 31, 2008 were $11,861 million, an increase of $227 million from the budget estimate of $11,634 due to higher than budgeted expenses relating to base line funding to Regional Health Authorities; Education expenses increased as a result of a $58 million plan amendment to The Teachers’ Pensions Act; Family Services and Housing increased due to child maintenances expenditures; an increase in Communities, Economic and Resource Development expenses due to budgeted increases such as infrastructure programs; and an increase in Justice and Other Government expenses as a result of a one-time capital grant of $40 million for the Canadian Museum for Human Rights.

In the fiscal year 2008, total Core Government revenue was $9,630.8 million or $329.1 million higher than the budget estimate of $9,301.7 million, due to higher than budgeted revenue from own source taxation revenue of $214.0 million as a result of higher than budgeted revenue in Individual and Corporation Income Tax, in addition to increases in the Government of Canada and other revenue of $115.1 million.

Total Core Government expenses before transfers to the Debt Retirement Account for the year ended March 31, 2008 were $9,392.4 million, up $166.0 million from the budget estimate of $9,226.0 million, reflecting increases in health care expenses of $49.8 million; higher than budgeted expenses for Education of $41.0 million; higher than budgeted expenses for Family Services and Housing of $9.0 million; increases in the department of Agriculture, Food and Rural Initiatives of $39.9 million and increases in other expenditures of $27.0 million.

After a transfer to the Debt Retirement Account of $110.0 million, the Budgetary Surplus for Balanced Budget Legislation purposes was $128.0 million, $125 million higher than budgeted.

The Summary Budget for the fiscal year ending March 31, 2009 was presented to the Legislature on April 9, 2008.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues.  Of its Total Revenue Before Transfer from Fiscal Stabilization Account budgeted for the fiscal year ending March 31, 2009 of $9,851.5 million, the Province expects to derive $6,239.5 million or about 63.3% from provincial sources. In the fiscal year ending March 31, 2008, Total Revenue before Transfer from Fiscal Stabilization Account was $9,630.8 million, of which $6,252.2 million, or about 64.9%, was derived from provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. However, provinces may apply limited indirect taxation in the resource field. Local governments derive their taxing powers from the provinces.

The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits which are generally recorded as expenses. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2009 is budgeted at $2,312.1 million, up from $2,284.7 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 2.0% with a planned reduction to 1.0% on January 1, 2009. The rate for large businesses is 13.0% with a planned reduction to 12.0% on July 1, 2009. Corporation income tax revenue for the fiscal year ending March 31, 2009 is budgeted at $299.2 million, compared to $366.8 million received in the previous fiscal year.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property, with major exemptions in respect of food for home consumption, children’s clothing under $150, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2009 is budgeted at $1,469.4 million, up from $1,395.1 million received in the previous fiscal year.

The Province levies a tax of 11.5¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2009, the revenues from gasoline and motive fuel taxes are budgeted at $227.1 million, down from $248.2 million received in the previous fiscal year. There is also a tobacco tax of 17.5¢ per cigarette and 16.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2009 is budgeted at $170.0 million, down from $190.6 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2009, the levy is budgeted to yield $344.4 million, up from $341.4 million received in the previous fiscal year.

Federal Government Transfers.  Transfer payments from the Federal Government are budgeted to provide $3,612.0 million, or approximately 36.7% of the Province’s Total Revenue before Transfer from Fiscal Stabilization Account budgeted in the fiscal year ending March 31, 2009. This compares to $3,383.0 million obtained in the previous fiscal year. Unconditional transfers, primarily receipts under a Federally funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for $3,287.2 million, or approximately 33.4% of total budgetary revenue. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of Federal Government transfers. Unconditional transfers in the fiscal year ending March 31, 2008 were $2,989.9 million.

The largest and most important of these federal-provincial financing arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act,(the “Federal Act”). The Federal Act establishes the concept of tax revenue equalization on a per capita basis to a value established by a formula incorporating a representative average tax system of the provinces. The Province budgeted unconditional revenue of $2,063.4 million from Federal equalization payments in the fiscal year ending March 31, 2009, up from $1,825.8 million received in the previous fiscal year.

The Federal Government announced in the March 19, 2007 Federal Budget, that it would adopt a new funding formula for the allocation of equalization among the provinces. Introduced for the fiscal year ending March 31, 2008, the new Equalization Program includes a 10-province standard and is calculated based on a three-year moving average. It is expected that the new formula will make the Equalization Program more sustainable and payments under the program more predictable.

The CHT and CST arrangements provide Federal assistance to the Province in respect of its health care, post-secondary education, early learning and childcare and social service programs through transfers of taxing authority and cash payments. The amount of Federal assistance is not determined in relation to actual program costs, but rather is calculated on the basis of per capita entitlements. The total cash component of these arrangements is budgeted at $1,223.8 million for Manitoba for the fiscal year ending March 31, 2009 compared to $1,173.1 million received in the previous fiscal year.

On September 16, 2004, the Federal, Provincial and Territorial governments reached an agreement to provide additional Federal assistance in respect of Provincial and Territorial health care programs. This agreement provides for stable increases each year under the CHT in respect of Provincial and Territorial health care programs. Manitoba’s share of the increase in Federal funding will be in proportion to its share of the national population, which in 2008 was approximately 3.6%.

The agreement also provides an escalator clause for the CHT. The national CHT cash payment to Provincial and Territorial governments, $19.0 billion for the fiscal year ending March 31, 2006, is escalated by 6.0% per annum which began in the fiscal year ending March 31, 2007.

The March 19, 2007 Federal Budget also announced changes to the CST. The CST is now allocated on an equal per capita cash basis. The Federal Government will provide transitional “floor” payments to ensure that the CST is not reduced below 2007/08 levels. The Federal Government will provide an annual escalator of 3.0% for the CST starting in the fiscal year ending March 31, 2010. This will provide for stable and predictable increases in CST transfers to the Provincial and Territorial governments.

As with the agreement on health care funding under the CHT, Federal legislation will entrench the methodology for the Equalization Program and the CST until the fiscal year ending March 31, 2014, with all three major Federal transfer programs on the same renewal timetable.

The Federal Act includes a stabilization formula, which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

Core Government Expenses

Health.  For the fiscal year ending March 31, 2009, expenditure for Health is budgeted at $4,133.0 million, an increase of 6.5% over the prior year’s budget. This is the largest single expense category and represents 42.2% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education.  Education expenditure for the fiscal year ending March 31, 2009 is budgeted at $1,981.5 million, an increase of 7.6% over the prior year, and represents 20.2% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,409.1 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $572.3 for the fiscal year ending March 31, 2009.

Family Services and Housing.  The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 12.2% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2009, expenditure for Family Services and Housing is budgeted at $1,196.8 million, an increase of 6.2% over the prior year’s budget.

Community, Economic and Resource Development.  Expenditure on Community, Economic and Resource Development is budgeted at $1,402.2 million for the fiscal year ending March 31, 2009, an increase of 6.1% from the prior year. This represents 14.3% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure and Transportation, amounting to $527.0 million.

Justice and Other Government.  Expenditure for Justice and Other Government is budgeted at $823.1 million, an increase of 5.7% over the prior year and represents 8.4% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba, budgeted at $298.1 million for the fiscal year ending March 31, 2009.

Expenditure for Provincial assistance to local governments is budgeted at $261.0 million for the fiscal year ending March 31, 2009 and includes $149.3 million for grants to the City of Winnipeg and $14.4 million for grants in lieu of taxes to municipalities.

The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and Government Business Enterprises, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $262.5 million, a decrease of 4.9% over the prior year, primarily due to lower funding costs. For the fiscal year ending March 31, 2009, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,316.9 million, which is reduced by $153.9 million of interest income, $703.6 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities and $196.9 million in interest recovery on departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. However, Manitoba Hydro was authorized to distribute retained earnings to the Province for the fiscal year ended 2003. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2008, was $316.1 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $8,292.1 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2004 through 2008 and the allowance for losses on realization of assets as at March 31, 2008:

LOANS AND ADVANCES TO
CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
						2008
						Valuation
	2004	2005	2006	2007	2008	Allowance
	(In thousands of dollars)

The Manitoba Hydro-Electric Board (2)	$6,492,818	$6,547,535	$6,624,445	$6,639,911	$7,141,491	$—
The Manitoba Housing and Renewal Corporation	336,739	328,654	323,883	318,856	331,804	224,970
The Manitoba Agricultural Services Corporation	373,388	364,477	342,820	326,478	324,698	41,500
The Manitoba Lotteries Corporation	173,076	246,095	237,105	197,416	180,445	—
Manitoba Development Corporation	122,407	118,788	90,796	91,988	103,983	44,119
Other	64,487	138,434	139,762	219,989	209,711	5,554

Total	$7,562,915	$7,743,983	$7,758,811	$7,794,638	$8,292,132	$316,143

(1) Crown organizations and Government Business Enterprises also have debt not guaranteed by the Province which consists of $161.2 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $8.5 million held by various First Nation Bands and $2.8 million of assumed mortgages on existing property.

(2) Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.

At March 31, 2008, the Corporation had total assets of $392.0 million represented by $78.4 million of projects completed or under construction, owned land held for development and/or sale having a book value of $38.4 million, loans and mortgages receivable of $147.2 million and other assets of $127.0 million.

The Manitoba Agricultural Services Corporation (“MASC”) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers.

At March 31, 2008, MASC had total assets of $597.7 million, of which $288.8 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2008, MASC’s operating surplus was $59.5 million, after Provincial operating grants of $92.2 million. As at March 31, 2008, the accumulated surplus of MASC was $213.2 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2004 through 2008.

DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,
	2004	2005	2006	2007	2008
	(In thousands of dollars)

Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$13,120,739	$14,162,084	$14,449,925	$14,392,885	$16,156,648
Issues hedged to Canadian Dollars	3,210,936	2,946,914	2,834,264	3,482,100	3,183,550
U.S. Dollars	2,227,850	2,056,320	2,221,050	2,194,026	2,161,725
Issues hedged to U.S. Dollars	957,913	884,160	617,340	609,829	673,710

Total Direct Funded Borrowings	19,517,438	20,049,478	20,122,579	20,678,840	22,175,633
Less: Sinking Funds	(4,730,421)	(4,553,259)	(4,500,996)	(4,787,510)	(4,172,204)

Net Direct Funded Borrowings	$14,787,017	$15,496,219	$15,621,583	$15,891,330	$18,003,429

Raised for the purpose of:
General Government Programs (3)	$6,859,058	$6,952,033	$7,041,338	$7,308,351	$8,961,246
The Manitoba Hydro-Electric Board	5,764,322	5,968,455	6,038,950	5,965,884	6,449,358
Other Self-Sustaining Borrowings	1,685,995	2,079,217	2,038,959	2,083,943	2,094,546
Loans Payable to Government Business Enterprises and Other	477,642	496,514	502,336	533,152	498,279

Net Direct Funded Borrowings	$14,787,017	$15,496,219	$15,621,583	$15,891,330	$18,003,429

(1) Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2) Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2007 and 2008, the amounts of such debentures were $607 million and $517 million, respectively.

(3) Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2008, the Province issued funded borrowings of $1,824.4 million in Canadian dollars, which was issued to finance maturing issues, funding for the Civil Service Superannuation Fund, Manitoba Hydro Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2004 through 2008.

GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,
	2004	2005	2006	2007	2008
	(In thousands of dollars)

Guaranteed Borrowings Payable in:
Canadian Dollars	$910,083	$660,075	$490,512	$675,412	$351,757
U.S. Dollars (1)	12,450	—	—	—	—

Total Guaranteed Borrowings	922,533	660,075	490,512	675,412	351,757
Less: Sinking Funds	30,217	7,890	—	—	—

Net Guaranteed Borrowings (2)	$892,316	$652,185	$490,512	$675,412	$351,757

Issued by:
The Manitoba Hydro-Electric Board	$884,281	$646,560	$485,339	$670,239	$346,584
Other	8,035	5,625	5,173	5,173	5,173

Net Guaranteed Borrowings (2)	$892,316	$652,185	$490,512	$675,412	$351,757

(1) Debentures payable in U.S. dollars are stated at the Canadian dollar equivalent using the exchange rate in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates.

(2) The table does not include contingent obligations in the amount of $16.1 million of bank lines of credit as at March 31, 2008.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2008:

MATURITY SCHEDULE
DIRECT AND GUARANTEED BORROWINGS (1)

				Estimated
	Canadian	U.S.	Gross	Sinking Funds	Net
Years Ending March 31,	Dollars (2)	Dollars (2)(3)	Maturities	Withdrawal	Maturities
	(In millions of dollars)

Short-Term Borrowings (4)	$850	$—	$850	$—	$850
2009 (4)	2,015	253	2,268	528	1,740
2010	1,111	408	1,520	624	896
2011	1,295	463	1,757	163	1,594
2012	1,389	—	1,389	90	1,299
2013	487	—	487	199	288

	7,147	1,124	8,271	1,604	6,667
2014-2018	5,095	862	5,957	790	5,167
2019-2028	2,797	719	3,516	1,112	2,404
2029-2044	4,041	—	4,041	593	3,448
2009-2027 Government Business Enterprises	410	—	410	—	410
2009-20 Health Care Facilities	244	—	244	73	171
2009-2017 Government of Canada	88	—	88	—	88

	$19,822	$2,705	$22,527	$4,172	$18,355

(1) The table does not include contingent obligations in the amount of $16.1 million of bank lines of credit as at March 31, 2008.

(2) Borrowings payable in Canadian dollars and U.S. dollars includes borrowings swapped from other currencies.

(3) Borrowings payable in U.S. dollars (U.S. $2.70 billion) is stated at the Canadian dollar equivalent at March 31, 2008.

(4) Short Term Borrowing represents 90-day Treasury bills and Promissory Notes outstanding. Short Term Borrowing together with the 2009 maturities represents the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2008, was $250 million for partial funding of the Civil Service Superannuation Fund. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by Canadian provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded Debt of the Province as at March 31, 2008 amounted to $1,922.7 million, including $644.5 million of accounts payable, $270.9 million of accrued interest and $1,007.3 million of other accrued charges. This unfunded Debt was offset by current assets of the Province in the amount of $1,880.8 million, represented by $436.3 million of March 2008 tax revenue receivables, $229.3 million of other receivables, $22.7 million of interest receivable and $193.7 million of accounts receivable from the Federal and other governments and $1,068.9 million in cash and equivalents, less a valuation allowance of $69.9 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector at March 31 for each of the years 2004 through 2008.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)

Issued for the purpose of:
General Government Programs	$10,055	$10,181	$10,285	$10,912	$11,930
Less Sinking Funds	(3,188)	(3,223)	(3,238)	(3,598)	(2,963)

Net General Government Programs	6,867	6,958	7,047	7,314	8,967

The Manitoba Hydro-Electric Board	7,422	7,215	7,121	7,320	7,497
Less Sinking Funds	(761)	(587)	(586)	(674)	(692)

Net Manitoba Hydro-Electric Board	6,661	6,628	6,535	6,646	6,805

Other Crown Organizations, Public Sector Entities and Loans Payable	4,196	4,293	4,078	4,035	3,978
Less Sinking Funds	(1,179)	(1,016)	(883)	(746)	(782)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,017	3,277	3,195	3,289	3,196

Net Public Sector Debt	$16,545	$16,863	$16,777	$17,249	$18,968

Consisting of:
Direct Debt of the Province (1)	$18,539	$18,695	$18,714	$19,149	$20,627
Guaranteed Debt of the Province (1)	923	660	490	676	352
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,211	2,334	2,280	2,444	2,426

Total Public Sector Debt	21,673	21,689	21,484	22,267	23,405
Less: Accumulated Sinking Funds	(5,128)	(4,826)	(4,707)	(5,020)	(4,437)

Net Public Sector Debt	$16,545	$16,863	$16,777	$17,249	$18,968

(1) U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2004 through 2008, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2004	2005	2006	2007	2008

Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$16,545	$16,863	$16,777	$17,249	$18,968
Per Capita	14,214	14,364	14,242	14,567	15,886
As a Percent of Personal Income	53.4%	51.8%	49.9%	49.0%	50.3%
As a Percent of Nominal Gross Domestic Product	44.3	42.6	40.6	38.6	39.3
Total Net Direct Funded Borrowings of the Province (in millions)	$14,787	$15,496	$15,622	$15,891	$18,003
Per Capita	12,704	13,199	13,261	13,421	15,078
As a Percent of Personal Income	47.7%	47.6%	46.4%	45.1%	47.7%
As a Percent of Nominal Gross Domestic Product	39.6	39.1	37.8	35.5	37.3
Net Borrowings Issued for General Government Programs (in millions)	$6,867	$6,958	$7,047	$7,314	$8,967
Per Capita	5,899	5,927	5,982	6,177	7,510
As a Percent of Personal Income	22.2%	21.4%	21.0%	20.8%	23.8%
As a Percent of Nominal Gross Domestic Product	18.4	17.6	17.1	16.4	18.6
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	3.7%	2.5%	2.7%	2.5%	2.4%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowing increase total net funded borrowings, but because the proceeds are invested in pension assets, they do not increase summary net debt.

SUMMARY NET DEBT

	As of March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)

Total Financial Assets (1)	$6,060	$6,905	$7,439	$8,836	$10,483

Liabilities:
Borrowings (2)	11,452	11,512	11,645	12,378	13,437
Accounts Payable, accrued charges, provisions and deferrals (3)	2,207	2,302	2,347	2,733	2,783
Pension Liability	3,571	3,761	3,967	4,190	4,451

Total Liabilities	17,230	17,575	17,959	19,301	20,671

Summary Net Debt	$11,170	$10,670	$10,520	$10,465	$10,188

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	29.9%	26.9%	25.5%	23.4%	21.1%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(3) Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

Pension Liability

The Government supports six separate pension plans. The two main plans are the Civil Service Plan and the Teachers’ Plan. Other plans include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan.

As at March 31, 2008, the Government’s pension liability was $4,451 million (2007 — $4,159 million). The Government is required, under the New Balanced Budget Act, to continue to set aside funds to address the Government’s unfunded pension liability. The minimum annual contribution must be sufficient to equal the contributions made by employees and teachers hired on or after April 1, 2000. While the minimum contribution for the year ended March 31, 2008 was $31 million (2007 — $26 million), the Government transferred $85 million (2007 — $85 million) from the Debt Retirement Account to the Pension Assets Fund. To further increase the funding of the pension liability, the Government also allocated $1,502 million from the Operating Fund to the Pension Assets Fund during the year.

The majority of the Pension Assets Fund is separately invested and maintained in trust accounts with Civil Service Superannuation Fund (CSSF) and Teachers’ Retirement Allowances Fund (TRAF) for the Government and is increased by the rate of return of the funds. Portfolio investments held in CSSF and TRAF amount to $2,151 million at March 31, 2008 (2007 — $699 million). The Pension Assets Fund represents funds that the Government has set aside for the future retirement of its pension liability. As at March 31, 2008, the Pension Assets Fund represents 50% (2007 — 17%) of the pension liability.

An actuarial valuation and report of the Government’s liability to the CSSF was completed as at December 31, 2004. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated on an indexed basis at $1,899 million as at March 31, 2008 ($1,801 million in 2007).

An actuarial report for TRAF was completed as of January 1, 2004 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $2,490 million at March 31, 2008 ($2,297 million in 2007).

An actuarial valuation and report of the Government’s liability to other pension plans, including the Members of the Legislative Assembly Plan and the Judges’ Supplemental Pension Plan, was calculated on an indexed basis at $62 million at March 31, 2008 ($61 million in 2007)

The following table summarizes the estimated actuarial pension liability for the Government and Crown organizations excluding Government Business Enterprises such as Manitoba Hydro and the balance of the pension assets fund:

	As at March 31,
	2007	2008
	(In millions of dollars)

Civil Service Superannuation Fund	$1,801	$1,899
Teachers’ Retirement Allowances Fund	2,297	2,490
Other Pension Plans	61	62

Pension Liability (1)	$4,159	$4,451

Pension Asset Fund	$(699)	$(2,151)

Net Pension Liability	$3,460	$2,300

(1) Includes unamortized actuarial gains and losses

Budget 2009 continues to address the unfunded pension liability by committing to begin funding the Civil Service Superannuation Fund. As at April 1, 2008, $350 million has been deposited to the Pension Asset Fund.

Manitoba Hydro employees are eligible for pensions under the Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2008 of approximately $795 million ($740 million in 2007), and pension assets of $853 million as at March 31, 2008 ($875 million in 2007). These amounts are not included in the above totals.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to the Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba.

In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. Winnipeg Hydro operated two hydraulic generating stations which add 141 megawatts to system capacity. As part of the terms of the purchase, Manitoba Hydro was obligated to commence construction of a complex in downtown Winnipeg within five years of the date of purchase. A full city block in downtown Winnipeg was acquired for the 695,000 square foot office complex. Building construction for the energy-efficient building is nearing completion.

As a result of the Winnipeg Hydro acquisition, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

Manitoba Hydro currently provides electricity to approximately 522,000 customers and natural gas service to approximately 261,000 customers within the province. In addition, it exports electricity to approximately 40 electric utilities in the U.S., Ontario and Saskatchewan.

At March 31, 2008, Manitoba Hydro’s total generating capability was 5,475 megawatts. Of this generating capability, hydro-electric stations represented 91.4%, thermal-electric stations 8.4% (6.6% natural gas and 1.8% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2008, 92.8% of the total energy supply of 37.6 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 1.2%, by imports 5.0% and by wind purchase 1.0%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2008 was $346 million, compared to net income of $122 million in the previous fiscal year. The increase in net income was attributable to an increase in hydraulic generation stemming from good water flow conditions. Electricity sales to extraprovincial customers remained strong, reaching $625 million for the year, the second highest in Manitoba Hydro’s history.

Electricity

As at March 31, 2008, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 5,003 megawatts, including five stations with a total capability of 3,932 megawatts located on the Nelson River. Manitoba Hydro also operated two thermal-electric generating stations having a total installed capability of 462 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2008, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 11,825 circuit kilometers, representing a total investment of $799 million.

For purposes of exporting firm energy and for the interchange of power on a short-term basis to provide for economy of operations and system emergencies, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a total transfer capability of 300,000 kilowatts. The interconnections with Saskatchewan have a total export transfer capability of 525,000 kilowatts and a total import transfer capability of 550,000 kilowatts. The interconnections with the United States have a total export transfer capability of 2,250,000 kilowatts and a total import transfer capability of 1,050,000 kilowatts.

During the fiscal year ended March 31, 2008, Manitoba Hydro sold a total of 33.2 billion kilowatt-hours of electricity, representing an increase of 5.3% from the fiscal year ended March 31, 2007. Scheduled extraprovincial sales accounted for 12.1 billion kilowatt-hours, or 36.5% of total electricity sales for the fiscal year ended March 31, 2008. Scheduled imports accounted for 1.9 billion kilowatt-hours, a decrease of 39.8% from the fiscal year ended March 31, 2007. Wind purchases accounted for 0.4 billion kilowatt-hours.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas provides natural gas distribution and related energy services to approximately 261,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission and distribution mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2008, Centra Gas had total gas deliveries of 76.1 billion cubic feet. These gas deliveries were comprised of 22.8 billion cubic feet to residential customers, 31.5 billion cubic feet to commercial and industrial customers, and 21.8 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the province are set on a embedded cost of service basis and are subject to review and approval by The Public Utilities Board of Manitoba (“PUB”). A 5% increase to all customer classes, except Area & Roadway Lighting was implemented effective July 1, 2008. The PUB has approved a further 4% increase effective April 1, 2009 subject to the filing of additional information by Manitoba Hydro. Manitoba Hydro’s electricity rate structure remains the lowest in Canada.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs. Non-commodity rate increases of 2.0% effective May 1, 2007, and 1.0% effective May 1, 2008 were implemented for gas customers.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2004	2005	2006	2007	2008

Electricity
Installed Generating Capability (in megawatts)	5,481	5,480	5,478	5,470	5,475
Manitoba Firm Peak Demand (in megawatts)	3,959	4,169	4,054	4,184	4,273
Energy Supply (in millions of kilowatt-hours) Generated	19,349	31,554	37,632	32,143	35,366
Purchased (scheduled energy)	7,053	1,279	1,169	3,142	1,893
Wind Purchases	0	0	116	362	355

	26,402	32,833	38,917	35,647	37,614

Electric Energy Sales (in millions of kilowatt-hours) Manitoba	19,280	19,735	19,935	20,504	21,061
Extraprovincial (scheduled energy deliveries)	4,395	9,569	14,757	11,010	12,129

	23,675	29,304	34,692	31,514	33,190

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$918,231	$938,756	$983,654	$1,023,615	$1,074,583
Extraprovincial	350,994	553,727	826,766	592,245	624,971

	$1,269,225	$1,492,483	$1,810,420	$1,615,860	$1,699,554

Number of Customers	501,650	505,666	509,791	516,861	521,599
Average Revenue per kilowatt-hour
Manitoba	4.76¢	4.76¢	4.93¢	4.99¢	5.10¢
Extraprovincial	7.99¢	5.79¢	5.60¢	5.38¢	5.15¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	5.32¢	3.04¢	2.69¢	3.30¢	2.94¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential	23.0	24.0	20.4	21.9	22.8
Commercial/Industrial	31.5	32.4	28.4	29.8	31.5
Transportation	20.4	19.7	21.1	20.9	21.8

	74.9	76.1	69.9	72.6	76.11

Number of Customers	253,631	255,925	257,817	259,569	261,159
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$234,781	$244,178	$244,937	$245,262	$254,834
Commercial/Industrial	251,994	257,995	266,634	256,548	267,678
Transportation	4,354	4,440	3,611	3,901	4,205
Other	2,517	2,228	2,199	2,199	1,967

	$493,646	$508,841	$517,381	$507,910	$528,684

For information with respect to the operating financial results, balance sheet, statement of cash flows and comprehensive income of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI, VII and VIII.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2008, and the estimated capital expenditures to meet future demands for electricity and natural gas in the province during the five-year period ending March 31, 2013. This forecast for 2009 through 2013 set forth below all is based on capital estimates as of November 2007. The capital forecast estimates will be updated in November 2008.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2005	2006	2007	2008	2009	2010	2011-2013

Electricity
Major New Generation & Transmission	$158,266	$179,823	$279,142	$472,777	$626,581	$518,288	$1,289,125
Generation Upgrades	44,953	41,088	42,437	46,404	74,536	99,980	169,016
Transmission & Stations	105,006	88,035	99,840	55,795	79,834	121,485	281,986
Distribution & Other	194,635	187,833	224,990	259,922	235,024	218,634	687,154
Natural Gas
Distribution & Other	17,489	25,058	33,962	33,526	40,029	40,618	123,719

	$520,349	$521,837	$680,371	$868,424	$1,056,004	$999,005	$2,551,000

Capital expenditures, excluding major new generation and transmission expenditures, are estimated to total $2,172 million for the five-year period ending March 31, 2013. Manitoba Hydro expects internally generated funds to be sufficient to fund these capital expenditures.

In June 2006, the St. Leon Wind Farm, which consists of 63 wind turbines, reached full commercial operation. Manitoba Hydro has signed a 25-year Power Purchase Agreement to purchase the entire output of the 99 megawatt wind farm. The addition of a further 300 megawatts of wind generation to the Manitoba system is under consideration.

Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed a Project Development Agreement for the joint development of the Wuskwatim Generating Station. Through this agreement, NCN can acquire up to a 33% partnership interest in the station on or before its in-service date. Activities at the construction site of the generating station have shifted from the recent completion of the all-weather access road to the establishment and operation of the construction camps and excavation work on the intake and tailrace channels. The current planned in-service date for the project is 2012.

Manitoba Hydro has five generating stations with a total installed generating capability of 3,932 megawatts on the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,100 megawatts. Based on Manitoba electricity needs, and after including the resources provided by existing wind generation, conservation initiatives, the construction of the Wuskwatim Generating Station and the upgrading of existing facilities, including Pointe du Bois Generating Station on the Winnipeg River, it is projected that new major hydraulic generation will be required to serve the Manitoba domestic market and committed export requirements in 2019/20.

Manitoba Hydro is actively exploring the feasibility of building one or more new hydro-electric generating stations in order to take advantage of export market opportunities in Canada and the U.S. Two other major run of river projects on the Nelson River, Keeyask and Conawapa, are in early stage development. Keeyask is currently planned as a 620 MW project with an estimated budget of $3.7 billion and a potential in service date of 2018. On November 15, 2006, the Government announced that the Conawapa dam will be built. The schedule for this project has not yet been announced. Preliminary engineering and environmental work on the 1,300 megawatt Conawapa generation project has begun with a potential in-service date of 2022. Costs for preliminary work on this project are included in the capital expenditures projections in the table on the preceding page. The total estimated budget for the project is $5.0 billion. Process agreements for the planning and development of these potential generating stations have been reached with First Nations in the vicinity of these projects.

On September 25, 2007, Manitoba Hydro announced that the Bipole III transmission line will be built to improve the reliability of the electrical system and to provide additional capacity for future new generation. The total estimated cost of the transmission line and the required converter stations is approximately $2.2 billion with an expected in-service date of 2017.

Manitoba Hydro continues to work with parties affected by past generation and transmission activities to resolve all outstanding claims involving loss, damage or dislocation. As of March 31, 2008, Manitoba Hydro has committed nearly $653 million for remedial works, compensation and/or mitigation initiatives, negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”), and reached compensation/ mitigation agreements with numerous communities outside the NFA. To date, approximately $129 million of the funds committed for compensation and mitigation initiatives has been spent at Cross Lake First Nation, the fifth NFA community. Manitoba Hydro and Manitoba continue to work with the Cross Lake First Nation to develop and implement an action plan for fulfillment of obligations under the NFA.

MANITOBA INTEGRATED SYSTEM
EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Winter Capability
		(in megawatts)

Jenpeg	Nelson	128
Kelsey	Nelson	234
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	89
Great Falls	Winnipeg	132
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	74
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		5,003
Brandon & Selkirk Thermal		462

Total Integrated System Capability		5,465

POTENTIAL HYDRAULIC SITES (1)
Conawapa	Nelson	1,300
Gillam Island	Nelson	820
Keeyask	Nelson	620
Whitemud	Nelson	310
Red Rock	Nelson	190
Wuskwatim (2)	Burntwood	200
Manasan	Burntwood	195
First Rapids	Burntwood	225
Notigi	Burntwood	100

		3,960

Total		9,425

(1) Net capacity addition to the integrated system.

(2) Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed an agreement for the joint development of the Wuskwatim Generating Station. The current planned in-service date for the project is 2012.

Export Power Sales

Manitoba Hydro has a contract with Northern States Power Company (“NSP”), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On November 3, 2006 Manitoba Hydro announced the signing of a ‘term sheet’ with NSP for the export of approximately $2.2 billion in hydro power over 10 years between 2015 and 2025. The new arrangement would provide for the export of 375 megawatts of power commencing in 2015, with the potential to increase to 500 megawatts after 2021.

Formal contract negotiations have commenced and a final contract will need to be approved by both parties, the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada.

In December 2007, Manitoba Hydro and Minnesota Power signed a Term Sheet that sets out the significant terms for a surplus energy sale beginning in 2008 and a power purchase agreement for 250 MW of power which would commence in about 2020 for a 15 year period. In March 2008, Manitoba Hydro and Wisconsin Public Service signed a Term Sheet that sets out the significant terms for a 500 MW sale of power from 2018 to 2032. These proposed major agreements will require the construction of major new generation and transmission facilities, including major new transmission facilities between Canada and the U.S. Detailed contract negotiations with both parties are underway.

Manitoba Hydro has 150 megawatt Seasonal Diversity Exchange Agreements with Great River Energy and with NSP, that will continue until 2015 and 2019, respectively. A third Seasonal Diversity Exchange for 200 megawatts with NSP will continue until 2016. These Seasonal Diversity Exchange Agreements provide that power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

Other long-term firm export power sales include:

•	100 megawatt sale to Wisconsin Public Service Corporation 2007-2009

•	50 megawatt sale to Otter Tail Power 2000-2010

•	Sale to Minnesota Municipal Power Agency 2000-2012:

•	60 megawatts from 2000-2009

•	30 megawatts from 2010-2012

•	50 megawatt sale to Minnesota Power 2005-2009

•	50 megawatt sale to Minnesota Power 2009-2015

•	30 megawatt sale to Southern Minnesota Municipal Power 2008-2013

Manitoba Hydro makes short-term and long-term power sales on an on-going basis to numerous utilities and marketers in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of and exposures to export sales customers in order to minimize credit risk.

In September 2001, Manitoba Hydro announced it had reached a Coordination Agreement with the Midwest Independent Transmission System Operator, Inc. (“the Midwest ISO”) which allows Manitoba Hydro to participate in the Midwest ISO. The Midwest ISO began full operations in February 2002. The relationship with the Midwest ISO provides Manitoba Hydro with non- discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as an independent agent for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 122,000 megawatts of generation capacity over 111,000 miles of high voltage transmission lines in all or parts of 15 states and parts of Canada. Effective April 1, 2005, the Midwest ISO began operation of a centrally operated electricity market. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broader range of electricity products, thereby providing more sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar, in which direct and guaranteed borrowings of the Province is denominated, expressed in Canadian dollars, are shown in the table below for the calendar year 2003 through 2007.

	Average Noon Spot Rates
Foreign Currency	2003	2004	2005	2006	2007
	(Canadian dollars per unit of foreign currency)

United States Dollars (1)	$1.4015	$1.3015	$1.2116	$1.1341	$0.9874

(1) The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2003	2004	2005	2006	2007

High	$1.5747	$1.3968	$1.2734	$1.0948	$1.1853
Low	1.2924	1.1774	1.1427	1.1794	0.9170

Source: Bank of Canada.

At March 31, 2008, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.0279.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2008
(with comparative figures for 2007)

	2007	2008
	(millions)

FINANCIAL ASSETS
Cash and cash equivalents	$2,458	$1,994
Temporary investments	246	569
Amounts receivable	1,103	1,170
Inventories for resale	11	10
Portfolio investments	2,504	3,470
Loans and advances	574	565
Equity in Government Business Enterprises	1,933	2,698
Other long-term investments	7	7

TOTAL FINANCIAL ASSETS	8,836	10,483

LIABILITIES
Borrowings	12,378	13,437
Accounts payable, accrued charges,	2,733	2,783
provisions and unearned revenue
Pension liability	4,190	4,451

TOTAL LIABILITIES	19,301	20,671

NET DEBT	$(10,465)	$(10,188)

NON-FINANCIAL ASSETS
Inventories	$31	$36

Prepaid expense	31	36
Tangible capital assets	5,299	5,923

	$5,361	$5,995

ACCUMULATED DEFICIT (1)	$(5,104)	$(4,193)

(1) Material adjustments may result from changes in accounting policy or from the correction of an error which are attributable to and identifiable with prior periods. In accordance with GAAP changes in accounting policies and correction of errors have resulted in changes in the comparative figures of the financial statements and the opening balance of the accumulated deficit. In the March 31, 2008 fiscal year, restatements to the March 31, 2007 accumulated deficit and loss for the year were made to apply changes in accounting policies and due to correction of errors.

A. Inclusion of Public School Divisions in the GRE — Adjustments were made to the opening accumulated deficit for the March 31, 2007 fiscal year to account for the inclusion of the Public School Divisions in the GRE in accordance with changes to public sector accounting standards. The inclusion has resulted in at $708 million decrease in the accumulated deficit and a $45 million increase in net income in 2007.

B. Plan amendment to The Teachers’ Pension Act — An adjustment was made to reflect a 2005 plan amendment to The Teachers’ Pension Act resulting in a $31 million increase in the pension liability and a corresponding increase in the 2007 opening accumulated deficit.

C. Correction on presentation of unearned revenue — An adjustment was made to correct the recognition of certain revenues treated as unearned revenue resulting in a $47 million reduction in unearned revenue and a corresponding decrease in the 2007 opening accumulated deficit as well as an increase of $11 million in net income in 2007.

D. Adoption of accounting policy on Financial Instruments — Adjustments were made to the 2008 accumulated deficit to reflect a revaluation of Manitoba Public Insurance Corporation’s insurance liabilities as a result of the adoption of new accounting standards ($23 million increase). Consistent with the adoption of these accounting standards, this adjustment was not applied retroactively.

E. Recognition of income tax credits — During the year, the Government corrected an accounting error related to an unrecognized liability for provincial income tax credits. This correction resulted in an increase in liabilities in the amount of $34 million and a corresponding increase in the 2007 opening accumulated deficit.

F. Other — During the year, the Government corrected an accounting error related to the capitalization of certain tangible capital assets that should have been recorded as an expense when acquired. This error had resulted in an overstatement of tangible capital assets in the amount of $7 million and a corresponding understatement of expense in prior years ($7 million increase in the 2007 opening accumulated deficit). An adjustment was made to reflect a correction in opening equity upon the consolidation of the three Winnipeg based community hospitals with the Winnipeg Regional Health Authority ($7 million increase). An adjustment was made to correct the presentation of investments held for incurred but not reported insurance claims ($3 million increase). These investments had previously not been reflected in the summary financial statements, resulting in an understatement of portfolio investments and an overstatement of expense in prior years. An adjustment was made to reflect the capitalization of certain assets that were charged to expense resulting in an understatement of tangible capital assets and an overstatement of expense in prior years ($9 million decrease).

The net effect of these adjustments is a $7 million increase in the 2007 opening accumulated deficit and a reduction of $1 million in net income in 2007.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE (1)
FOR THE YEAR ENDED MARCH 31, 2008
(with comparative figures for 2007)

	2007	2008
	(millions)

REVENUE
Income taxes:
Corporate income tax	$311	$367
Individual income tax	2,130	2,285
Other taxes
Retail sales tax	1,277	1,391
Fuel taxes	241	248
Levy for health and education	318	341
Mining tax	96	100
Education property tax	643	646
Other taxes	554	562
Fees and other revenue	1,493	1,619
Federal transfers:
Equalization	1,709	1,826
Canada Health and Canada Social Transfers	1,198	1,210
Shared cost and other	413	561
Net income from government business enterprises	627	946
Sinking funds and other investment earnings	375	335

TOTAL REVENUE	11,385	12,437

EXPENSES
Health and Healthy Living	3,956	4,224
Education	2,948	3,218
Family Services and Housing	1,142	1,224
Community, Economic and Resource Development	1,280	1,406
Justice and Other Expenditures	829	974
Debt Servicing	745	815

TOTAL EXPENSES	10,900	11,861

SUMMARY NET INCOME	$485	$576

(1) Earlier years are restated to conform with the 2008 presentation.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW (1)
AS AT MARCH 31, 2008
(with comparative figures for 2007)

	2007	2008
	(millions)

Cash and cash equivalents provided by (used in)
Operating activities
Net income for the year	$485	$576
Changes in non-cash items:
Temporary investments	98	(323)
Amounts receivable	(55)	(61)
Valuation allowance	(2)	(2)
Inventories	—	(4)
Prepaids	(5)	(5)
Accounts payable, accrued charges, provisions and deferrals	204	50
Pension liability	192	261
Amortization of foreign currency fluctuation	6	6
Amortization of debt discount	6	(6)
Amortization of investment discounts and premiums	1	2
Loss (gain) on disposal of tangible capital assets	6	40
Amortization of tangible capital assets	342	358

	1,278	892
Adoption of Accounting policy on Financial Instruments	—	(23)
Other Comprehensive Income	56	358
Changes in equity in government business enterprises	(193)	(765)

Cash provided by operating activities	1,141	462

Capital Activities
Acquisition of tangible capital assets	(771)	(1,022)

Cash used in capital activities	(771)	(1,022)

Investing activities
Investments purchased	(1,171)	(2,346)
Investments sold or matured	1,650	602

Cash provided by investing activities	479	(1,744)

Financing activities
Debt issued	2,641	3,661
Debt redeemed	(2,290)	(1,821)
Cash provided by financing activities	351	1,840

Increase in cash and cash equivalents	1,200	(464)
Cash and cash equivalents, beginning of year	1,258	2,458

Cash and cash equivalents, end of year	$2,458	$1,994

(1) Earlier years are restated to conform with the 2008 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2008 *
(with comparative figures for 2007)

				Resource	Total	Total
	Utilities	Insurance	Finance	Development	2008	2007
	(In millions of dollars)

Changes in Equity
Results of Operations
Revenues from operations From operations	2,250	1,317	1,318	1	4,886	4,611

Expenses:
From operations	1,464	1,232	791	1	3,488	3,465
Debt servicing	440	—	12	—	452	519

Total Expenses	1,904	1,232	803	1	3,940	3,984

Net Income	346	85	515	—	946	627
Transfers to the government	—	—	(516)	—	(516)	(490)

	346	85	(1)	—	430	137
Other comprehensive income	374	(16)	—	—	358	56

Adjustments to Opening Equity	720	69	(1)	—	788	193
Adoption of Financial Instruments accounting standards	—	(23)	—	—	(23)	—

Net increase in equity in Government Business Enterprises	720	46	(1)	—	765	193

 * For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

(1) Government Business Enterprises consist of the following as at March 31, 2008:

Utilities:
     Manitoba Hydro-Electric Board
Insurance:
     Manitoba Public Insurance Corporation
     Workers Compensation Board
Finance:
     Manitoba Liquor Control Commission
     Manitoba Lotteries Corporation
     Manitoba Product Stewardship Corporation
Resource Development:
     Leaf Rapids Town Properties Ltd.
     Manitoba Hazardous Waste Management Corporation

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2008

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref
				($ thousands)

Debenture Loans
(A) Payable in Canadian Dollars:
ED	2-Jun-08	1997	5.75	676,746	(1)
EX	1-Dec-08	2003	4.45	250,000	(1)
EG	2-Mar-09	1998	5.25	550,000	(1)
EL	1-Sep-09	1999	6.25	250,000	(1)
EO	25-Jan-11	2001	5.85	575,000	(1)
CM	15-May-11	1991	10	299,827	(1)
FB	22-Sep-11	2004	4.625	150,000	(1)
ER	3-Dec-12	2002	5.25	250,000	(1)
EW	17-Apr-13	2003	5.5	125,000	(1)
FG	3-Jun-13	2006	4.25	300,000	(1)
DE	22-Jul-13	1993	8.5	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	500,000	(1)(3)
FC	3-Dec-14	2004	4.8	400,000	(1)
EY	3-Dec-15	2003	5.2	450,000	(1)
FF	1-Mar-16	2005	4.3	500,000	(1)
FJ	22-Sep-17	2007	4.7	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.7	700,000	(1)
PB	5-Mar-38	2008	4.6	950,000	(1)

Total Debenture Loans				8,626,518

Medium-Term Notes
C050-MTN	15-Oct-08	2002	Step	4,167	(1)
057-MTN	20-Oct-08	2003	Floating Step	100,000	(5)
C061-MTN	23-Mar-09	2004	Floating	100,000	(5)
C065-MTN	10-May-09	2004	3.325	26,987	(1)
C085-MTN	15-Jun-09	2006	4.35	100,000	(1)
C075-MTN	26-Oct-09	2004	Floating Step	25,000	(6)
C090-MTN	17-Dec-09	2007	4.7	200,000	(1)
C062-MTN	30-Apr-10	2004	Step	13,000	(5)
C093-MTN	15-May-10	2007	Floating	200,000	(1)
C022-MTN	15-Jul-10	1998	5.5	40,000	(1)
C056-MTN	31-Mar-11	2003	5.29	3,406	(1)
C089-MTN	3-Jun-13	2007	4.55	30,000	(4)
C081-MTN	27-Sep-13	2005	Portfolio	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	23,858	(1)
C078-MTN	15-Mar-15	2005	Step	15,000	(5)
C079-MTN	15-Jul-15	2005	4.35	15,000	(5)
C080-MTN	31-Jul-17	2005	Step	10,000	(5)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref
				($ thousands)

C011-MTN	22-Sep-17	1997	6.5	280,454	(1)
C012-MTN	22-Sep-17	1997	6.5	100,000	(1)
C082-MTN	15-Dec-17	2005	Step	15,000	(5)
C023-MTN	15-Nov-18	1998	5.5	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	88,170	(1)
C077-MTN	11-Feb-20	2005	Step	475,000	(1)
C074-MTN	3-Dec-29	2004	Step	100,000	(6)
C049-MTN	26-Jul-32	2002	4.31	50,000	(6)
C052-MTN	29-Oct-32	2002	5.975	30,000	(5)
C076-MTN	19-Jan-35	2005	Step	75,000	(6)
C086-MTN	30-Jun-36	2006	Step	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2	101,930	(1)
C091-MTN	16-Jul-39	2007	Step	100,000	(10)
C031-MTN	5-Mar-40	2001	6.2	276,000	(1)
C040-MTN	5-Mar-42	2002	6	350,000	(1)
C068-MTN	5-Mar-44	2004	5.8	120,000	(1)
C092-MTN	5-Mar-44	2007	5	100,000	(1)

				3,567,972

L008-MTN	10-May-09	2004	3.325	26,987	(1)
L009-MTN	28-Feb-17	2005	Step	35,000	(5)
L004-MTN	22-Sep-17	2000	6.5	25,000	(1)
L003-MTN	15-Nov-18	2000	5.5	75,000	(1)

				161,987

H015-MTN	1-Dec-08	2003	Floating	2,000	(1)
H040-MTN	31-Dec-11	2007	STEP	10,000	(5)
H035-MTN	29-Jun-12	2007	STEP	25,000	(5)
H037-MTN	28-Sep-12	2007	STEP	15,000	(5)
H031-MTN	31-Dec-13	2006	STEP	10,000	(5)
H038-MTN	30-Sep-14	2007	STEP	15,000	(5)
H043-MTN	15-Mar-15	2008	STEP	10,000	(5)
H024-MTN	30-Jun-15	2005	STEP	15,000	(5)
H029-MTN	30-Nov-15	2005	STEP	25,000	(5)
H042-MTN	31-Mar-16	2008	STEP	10,000	(5)
H021-MTN	28-Feb-17	2005	STEP	35,000	(5)
H022-MTN	31-May-17	2005	STEP	25,000	(5)
H023-MTN	31-May-17	2005	STEP	20,000	(5)
H025-MTN	25-Aug-17	2005	STEP	45,000	(5)
H026-MTN	30-Sep-17	2005	STEP	45,000	(5)
H028-MTN	31-Oct-17	2005	STEP	27,000	(5)
H039-MTN	31-Oct-17	2007	STEP	10,000	(5)
H030-MTN	31-Jan-18	2006	STEP	20,000	(4)
H033-MTN	15-Nov-18	2007	5.5	80,000	(1)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref
				($ thousands)

H032-MTN	31-Jan-19	2007	STEP	10,000	(5)
H034-MTN	30-Apr-19	2007	STEP	12,000	(5)
H036-MTN	30-Jun-22	2007	STEP	10,000	(5)
H027-MTN	31-Oct-35	2005	STEP	11,000	(4)

				487,000

D051-MTN	16-Dec-08	2002	Equity	15,000	(1)
D013-MTN	15-Nov-09	1999	4.71	25,000	(4)
D026-MTN	14-Apr-10	2000	Floating	15,000	(1)
D139-MTN	15-Sep-10	2005	Floating	15,000	(5)
D146-MTN	1-Apr-11	2005	STEP	15,000	(5)
D131-MTN	15-Jul-11	2005	STEP	15,000	(5)
D148-MTN	15-Dec-11	2006	4.28	15,000	(4)
D097-MTN	22-May-12	2004	STEP	10,000	(5)
D113-MTN	20-Nov-12	2004	STEP	10,000	(5)
D130-MTN	15-Jun-13	2005	STEP	25,000	(5)
D145-MTN	1-Dec-13	2005	STEP	15,000	(5)
D151-MTN/RRB	1-Dec-13	2006	1.753	43,567	(1)
D095-MTN	15-Apr-14	2004	STEP	25,000	(5)
D091-MTN	22-Aug-14	2004	STEP	35,000	(5)
D106-MTN	15-Sep-14	2004	STEP	25,000	(5)
D121-MTN	15-Mar-15	2005	4.7	25,000	(5)
D123-MTN	15-Apr-15	2005	STEP	15,000	(5)
D125-MTN	21-Apr-15	2005	STEP	15,000	(5)
D115-MTN	15-Jun-15	2005	STEP	25,000	(5)
D137-MTN	20-Aug-15	2005	STEP	10,000	(5)
D142-MTN	1-Oct-15	2005	STEP	10,000	(5)
D143-MTN	1-Oct-15	2005	STEP	15,000	(5)
D144-MTN	1-Dec-15	2005	STEP	15,000	(4)
D138-MTN	1-Sep-16	2005	STEP	15,000	(5)
D112-MTN	22-Nov-16	2004	STEP	25,000	(5)
D116-MTN	15-Jan-17	2005	STEP	25,000	(5)
D122-MTN	15-Mar-17	2005	STEP	30,000	(5)
D124-MTN	1-Apr-17	2005	5	15,000	(4)
D126-MTN	20-May-17	2005	STEP	20,000	(5)
D127-MTN	20-May-17	2005	STEP	15,000	(5)
D132-MTN	15-Jul-17	2005	STEP	25,000	(5)
D140-MTN	15-Sep-17	2005	STEP	20,000	(5)
D136-MTN	1-Oct-17	2005	STEP	15,000	(5)
D149-MTN	15-Jan-18	2006	STEP	10,000	(5)
D147-MTN	15-Nov-18	2005	STEP	50,000	(1)
D152-MTN	15-Nov-18	2007	5.5	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	88,170	(1)
D114-MTN	1-Dec-19	2004	5.45	20,000	(4)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref
				($ thousands)

D117-MTN	20-Feb-20	2005	STEP	25,000	(5)
D120-MTN	15-Mar-20	2005	5.2	25,000	(4)
D128-MTN	22-Jun-20	2005	STEP	15,000	(5)
D096-MTN	1-Dec-20	2004	5.43	40,000	(4)
D133-MTN	15-Jul-25	2005	5.125	10,000	(5)
D134-MTN	1-Oct-30	2005	5.1	16,000	(4)
D135-MTN	1-Oct-30	2005	5.16	15,000	(4)
D141-MTN	1-Oct-30	2005	5.23	10,000	(5)
D025- MTN	5-Mar-31	2000	6.3	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				1,417,737

Total Medium Term Notes				5,634,696

Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	300,000
EZ	3-Dec-13	2003	N/A	390,500

				(690,500)

Foreign Issues Swapped to Canadian Dollars:
EM	22-Feb-10	2000	N/A	141,500
FD	12-Apr-10	2005	N/A	179,000
PA	15-Feb-12	2007	N/A	708,000
EZ	3-Dec-13	2004	N/A	208,320
FI	17-Sep-14	2007	N/A	255,000
H041	28-Feb-15	2008	N/A	10,100
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815

				3,183,550

Total Canadian Dollars				16,754,264

(B) Payable in U.S. Dollars:
EF	1-Oct-08	1998	5.5	256,975	(1)(2)
EM	22-Feb-10	2000	7.5	513,950	(1)(2)
FD	12-Apr-10	2005	4.45	359,765	(1)(2)
PA	15-Feb-12	2007	5	708,000	(1)(2)
AZ	17-Jul-16	1986	7.75	153,558	(1)(2)
FH	6-Dec-16	2006	4.9	513,950	(1)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref
				($ thousands)

BM	15-Jan-18	1988	9.125	205,580	(1)(2)
EE	15-Sep-18	1988	9.5	205,580	(1)
BU	1-Dec-18	1988	9.625	308,370	(1)(2)
CB	15-Jan-20	1990	8.8	256,975	(1)(2)
CD	1-Apr-20	1990	9.25	308,370	(1)(2)
CO	15-Sep-21	1991	8.875	308,370	(1)

				4,099,443

Medium-Term Notes (Payable in U.S. Dollars)
C094	22-Feb-11	2008	Floating	205,580	(1)
H041	28-Feb-15	2008	STEP	10,279	(5)(2)

				215,859

Foreign Issues swapped to Canadian Dollars:
EF	1-Oct-08	1998	N/A	51,395
EM	22-Feb-10	2000	N/A	205,580
FD	12-Apr-10	2005	N/A	151,050
PA	15-Feb-12	2007	N/A	708,000
H041	28-Feb-15	2008	N/A	10,279
AZ	17-Jul-16	1986	N/A	153,558
BM	15-Jan-18	1988	N/A	205,580
BU	1-Dec-18	1988	N/A	102,790
CB	15-Jan-20	1990	N/A	256,975
CD	1-Apr-20	1990	N/A	308,370

				(2,153,577)

Foreign Issues swapped to U.S. Dollars:
EF	1-Oct-08	1998	N/A	47,791
EM	22-Feb-10	2000	N/A	99,831
C032	12-Oct-10	2000	N/A	48,260
DE	22-Jul-13	1993	N/A	193,643
EZ	3-Dec-13	2003	N/A	154,185

				543,710

Total US Dollars				2,705,435

(C) Payable in Swiss Francs:
FI	17-Sep-14	2007	2.625	279,720	(1)(2)

				279,720

Swapped to Canadian Dollars:
FI	17-Sep-14	2007	2.625	279,720	(1)(2)

				(279,720)

Total Swiss Francs				0

(D) Payable in Japanese Yen:
C032	12-Oct-10	2000	1.895	51,450	(1)(3)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref
				($ thousands)

C036	21-Nov-16	2001	2	30,870	(1)(2)
C037	21-Nov-16	2001	2.03	10,290	(1)(2)

				92,610

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	N/A	30,870
C037	21-Nov-16	2001	N/A	10,290

				(41,160)

Japanese Yen Issues swapped to U.S. Dollars:
C032	12-Oct-10	2000	N/A	51,450

				(51,450)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	242,340	(1)(2)

				242,340

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	N/A	242,340

				(242,340)

Total New Zealand Dollars				0

Builder Bonds (Payable in Canadian Dollars)
BB #7	15-Jun-08	2003	Floating	14,230	(6)
	15-Jun-08	2003	Fixed	101,550	(1)
	15-Jun-08	2003	Fixed	30,158	(1)
BB # 8	15-Jun-09	2004	Floating	4,522	(6)
	15-Jun-09	2004	Fixed	95,497	(1)
	15-Jun-09	2004	Fixed	32,849	(1)
BB # 9	15-Jun-10	2005	Floating	7,859	(1)
	15-Jun-08	2005	Fixed	63,432	(6)
	15-Jun-10	2005	Fixed	16,356	(1)
	15-Jun-10	2005	Fixed	7,796	(1)

				374,249

Total Bonds and Debentures				19,833,948

Canada Pension Plan (Payable in Canadian Dollars)
	2007-2019	Various	5.67-11.33	516,809	(9)
CPPIB-001 — MTN
	1-Aug-12	2007	5.04	81,158	(1)

				597,967

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate %	Amount Outstanding	Ref
				($ thousands)

Government Business Enterprises
	2007-2026	Various	Various	410,487

Health Care Facilities
	2007-2026	Various	Various	244,237

Government of Canada
	2007-2015	Various	Various	87,792

Province of Manitoba Prom Notes
	2008-2009	Various	1.90-1.91	200,000

Immigrant Investor Program (IIP)
	2009-2012	Various	3.35-4.38	151,202	(1)

Treasury Bills Payable in Canadian Dollars
	2007-2008	Various		650,000	(7)

TOTAL BORROWINGS				22,175,633

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2008
(In thousands)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Outstanding Amount	Ref.
				(In thousands of dollars)

BORROWINGS OF SELF-SUPPORTING UTILITIES:

The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
1	15-Jun-92	1989	Matured	86
2	15-Jun-93	1990	Matured	25
3	15-Jun-96	1991	Matured	128
4	15-Jun-97	1992	Matured	427
5	15-Jun-01	1996	Matured	696
6	15-Jun-02	1997	Matured	128
	15-Jun-00	1997	Matured	183
	15-Jun-02	1997	Matured	177
Series 9
3 yr fixed annual	15-Jun-09	2006	4.15	28,959	(1)
5 yr floating	15-Jun-11	2006	Floating	34,376	(6)
5 yr fixed annual	15-Jun-11	2006	4.35	7,572	(1)
5 yr fixed compound	15-Jun-11	2006	4.35	7,395	(1)
Series 10
3 yr fixed annual	15-Jun-10	2007	4.6	85,096	(1)
5 yr floating	15-Jun-12	2007	Floating	34,452	(6)
5 yr fixed annual	15-Jun-12	2007	4.65	8,960	(1)
5 yr fixed compound	15-Jun-12	2007	4.65	6,425	(1)

				215,085
Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				131,500	(1)

Total Self-Supporting Guaranteed Debt				346,585

Grow Bonds				5,173	(8)

Total Securities Guaranteed				351,758

References:

1.	Non-callable/redeemable.

2.	All or part swapped into Canadian dollars.

3.	All or part swapped to U.S. dollars.

4.	Callable as per terms.

5.	Extendable as per terms

6.	Redeemable at holder’s option, prior to maturity.

7.	91-day Treasury Bills issued by tender in the amount of $25,000,000 weekly.

8.	The Province has only guaranteed the principal portion of the issue.

9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.

10.	Puttable at the holder’s option.

V. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,
	2004	2005	2006	2007	2008
	(In thousands of dollars)

Revenues
Electric
Manitoba	$918,231	$938,756	$983,653	$1,023,613	$1,074,581
Extraprovincial	350,994	553,727	826,766	592,244	624,971
Other revenue	18,092	15,494	17,594	16,108	22,940
Natural gas	493,645	508,841	517,381	507,909	527,527

	1,780,962	2,016,818	2,345,394	2,139,874	2,250,019

Expenses
Operating and administrative	346,406	363,056	375,092	385,585	390,784
Depreciation	295,975	310,824	321,807	331,047	349,258
Water rentals	71,455	111,521	131,020	112,497	123,767
Fuel and power purchased	568,897	135,456	124,842	226,212	134,027
Capital and other taxes	72,469	74,557	76,745	77,369	80,445
Cost of gas sold	374,449	383,215	397,396	378,466	385,995

	1,729,651	1,378,629	1,426,902	1,511,176	1,464,276

Net Income before Finance Expense	51,311	638,189	918,492	628,698	785,743

Finance Expense
Interest on debt	572,366	571,631	581,266	587,814	533,717
Amortization of debt discount and expense	(7,540)	(5,399)	(6,017)	(6,172)	(9,802)
Interest applied to construction	(34,738)	(36,692)	(38,241)	(43,068)	(50,896)
Investment income	(43,027)	(27,656)	(33,475)	(32,200)	(33,029)

	487,061	501,884	503,533	506,374	439,990

Net Income	$(435,750)	$136,305	$414,959	$122,324	$345,753

VI. MANITOBA HYDRO

CONSOLIDATED BALANCE SHEET

	As at March 31,
	2007	2008
	(In thousands of dollars)

ASSETS
Capital Assets
In service	$11,423,770	$11,861,975
Less accumulated depreciation	3,923,936	4,188,200

	7,499,834	7,673,775
Construction in progress	878,141	1,237,676

	8,377,975	8,911,450

Current Assets
Bank balances and temporary investments	1,494	132,885
Accounts receivable and accrued revenue	426,091	465,543
Interest receivable	10,283	9,944
Materials and supplies, at average cost	116,627	101,460

	554,495	709,832

Other Assets
Pension assets	799,944	781,400
Deferred debt costs	33,480	16,926
Other deferred expenses and receivables	525,808	645,804
Sinking fund investments	630,354	700,208

	1,989,586	2,144,338

	$10,922,056	$11,765,620

LIABILITIES AND RETAINED EARNINGS
Long-term debt net of sinking fund	$6,192,006	$6,516,973
Sinking fund shown as an asset	630,355	700,208

	6,822,361	7,217,181

Current Liabilities
Accounts payable and accrued liabilities	304,793	336,971
Notes payable	148,000	0
Accrued Interest	137,656	105,669
Current portion of long-term debt	404,835	353,216

	995,284	795,856

Other Liabilities
Deferred liabilities and credits	509,008	386,662
Asset purchase obligation	228,178	225,177
Pension obligation	662,935	714,381

	1,400,121	1,326,220

Contributions in aid of construction	297,763	299,956

Retained earnings	1,406,527	1,821,807

Accumulated other comprehensive income	0	304,600

	$10,922,056	$11,765,620

VII. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED MARCH 31, 2008

	2007	2008
	(In thousands of dollars)

Cash Provided From (Used For) Operations
Cash receipts from customers	$2,069,859	$2,208,354
Cash paid to suppliers and employees	(1,095,572)	(1,051,551)
Interest paid	(562,826)	(560,369)
Interest received	32,411	33,167

	443,872	629,601

Cash Provided From (Used For) Financing
Proceeds from long-term debt	172,687	981,314
Proceeds from issues of units of Wuskwatim Power Limited Partnership	14,630	9,735
Retirement of long-term debt	(78,490)	(310,971)
Premium (Discount) on long-term debt	(989)	(9,741)
Sinking fund withdrawal	0	0
Mitigation liability	(12,254)	(24,195)
Notes payable	146,937	(146,937)
Advances to Taskinigahp Power Corporation	(13,630)	(9,735)
Other	(2,052)	(2,731)

	226,839	486,739

Cash Used For Investment
Additions to capital assets net of contributions	(645,247)	(826,541)
Sinking fund payment	(100,287)	(95,775)
Net Obligation to the City of Winnipeg	(7,446)	(3,001)
Other	(34,823)	(59,632)

	(787,803)	(984,949)

Increase in Cash	(117,092)	131,391
Cash at Beginning of Year	118,586	1,494

Cash at End of Year	$1,494	$132,885

VIII. MANITOBA HYDRO

ACCOUNTING CHANGES

Financial Instruments

Effective April 1, 2007, Manitoba Hydro adopted the recommendations of the CICA Section 1530, Comprehensive Income; Section 3855 Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; and Section 3865 Hedges. Consistent with the requirements of these new sections, Manitoba Hydro adopted the standards retroactively with an adjustment to opening retained earnings and accumulated other comprehensive income; accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530, Comprehensive Income, consists of net income and other comprehensive income. Manitoba Hydro now presents separately a consolidated statement of comprehensive income, as well as a continuity of accumulated other comprehensive income.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31,

	2007	2008
	(In thousands of dollars)

Net Income	$0	$345,753
Other Comprehensive Income
Unrealized foreign exchange gains on debt in cash flow hedges	0	228,966
Realized foreign exchange gains on debt in cash flow hedges recognized in net income in the current year	0	(52,427)
Unrealized fair value gains on available-for-sale U.S. sinking fund investments	0	19,755

	0	196,294

Comprehensive Income	$0	$542,047

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31,

	2007	2008
	(In thousands of dollars)

Balance, beginning of the year	$0	$0
Adjustments for the adoption of new accounting policies	0	108,306
Other Comprehensive Income	0	196,294

Balance, end of year	$0	$304,600